

C.H. ROBINSON
WORLDWIDE, INC.

FOCUS

2003 Annual Report

C.H. ROBINSON WORLDWIDE, INC.

Serving 16,000 customers around the world, C.H. Robinson Worldwide, Inc. is a leading global provider of multimodal transportation services and logistics solutions, operating through a network of 158 offices in North America, South America, Europe, and Asia. The ability of our 4,100 employees to provide innovative thinking, exceptional customer service, and seamless execution has contributed significantly to our strong record of growth and achievement. Within North America, we are one of the largest third party logistics companies and have one of the single largest networks of motor carrier capacity, through our contracts with more than 25,000 carriers. We were founded in 1905 and are headquartered in Eden Prairie, Minnesota. Since October 15, 1997, our common stock has traded on the NASDAQ National Market under the symbol CHRW. For more information about us, visit www.chrobinson.com.

FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share data)		2003		2002	2002-2003 % change
Gross revenues	$	3,613,645	$	3,294,473	9.7%
Gross profits		544,848		483,778	12.6%
Income from operations		183,584		156,580	17.2%
Net income		114,123		96,325	18.5%
Net income per share					
Basic	$	1.35	$	1.14	18.4%
Diluted	$	1.33	$	1.12	18.8%
Dividends per share	$	.36	$	.26	38.5%
Return on average stockholders' investment		24.7%		24.7%	0%
Diluted weighted average number of common shares outstanding (in thousands)		86,069		85,757	-
Long-term debt	$	-	$	-	-
Number of branches, end of year		158		150	5.3%
Number of employees, end of year		4,112		3,814	7.8%
Average gross profits per employee[1]	$	137	$	128	7.0%



Gross Profits (in millions)
2003 $544.8
2002 $483.3
2001 $456.6
2000 $419.3
1999 $293.3
17.3%
5-Year
CAGR[2]



Net Income (in millions)
2003 $114.1
2002 $ 96.3
2001 $ 84.0
2000 $ 71.2
1999 $ 53.3
21.5%
5-Year
CAGR



Diluted Net Income Per Share
2003 $1.33
2002 $1.12
2001 $ .98
2000 $ .83
1999 $ .64
20.7%
5-Year
CAGR



Dividends Per Share
2003 $.360
2002 $.260
2001 $.210
2000 $.170
1999 $.145
23.6%
5-Year
CAGR

[1] Gross profits per employee is a key performance indicator used by management to analyze our productivity, to benchmark the financial performance of our branches, and to analyze impacts of technology and other investments in our business.

[2] Compounded annual growth rate (CAGR)



2003 GROSS PROFITS

TRANSPORTATION

C.H. Robinson is one of the largest third party logistics companies in North America, and is a global provider of multimodal (truck, air, ocean, and rail) transportation services. As a non-asset based transportation provider, we focus on seeking solutions that work for our customers, rather than on asset utilization.


85.3% of Gross Profits
19.6% 5-Year CAGR
2003 $464.7
2002 $411.3
2001 $390.4
2000 $355.1
1999 $233.8
(in millions)

COMPETITIVE ADVANTAGES

- 158 offices–North America, South America, Europe, and Asia
- 3.2 million shipments in 2003
- Flexibility of non-asset based model
- Local knowledge with international capability
- Relationships with more than 30,000 transportation providers worldwide
- Complete multimodal capability
- Value-added logistics services

MAJOR CUSTOMER INDUSTRY SEGMENTS

- Food and beverage
- Manufacturing
- Printed materials
- Retail
- Paper

SOURCING

When C.H. Robinson began in 1905, our primary business was selling fresh produce. Today, we still procure fresh produce for retailers, wholesalers, and foodservice operators and distributors. We also provide transportation logistics, category management, inventory management, and business analysis services.


9.2% of Gross Profits
2.6% 5-Year CAGR
2003 $50.4
2002 $46.5
2001 $45.2
2000 $43.8
1999 $42.8
(in millions)

COMPETITIVE ADVANTAGES

- Supply chain services
- Branded products
- Global sourcing and infrastructure
- Category management / point-of-sale analysis
- Inventory management
- Food safety and quality assurance programs

MARKETS INCLUDE

- Wholesale food distributors
- Retail grocery
- Foodservice

INFORMATION SERVICES

C.H. Robinson's information services subsidiary, T-Chek Systems, provides motor carriers with a full range of fuel purchase and technology services, including the T-Card® and online information related to fuel purchasing, fuel tax and log audit processing, permits, and driver funds transfer. T-Chek also provides private label programs for fuel distributor networks.


5.5% of Gross Profits
20.7% 5-Year CAGR
2003 $29.8
2002 $25.9
2001 $21.0
2000 $20.4
1999 $16.7
(in millions)

COMPETITIVE ADVANTAGES

- Industry-leading technology
- Emphasis on customer service programs
- Company focus on transportation

MAJOR CUSTOMER SEGMENTS

- Truckload carriers
- Less-than-truckload carriers
- Private fleets

TO OUR FELLOW SHAREHOLDERS

Our sense of focus and opportunity still drives us. We are strong, motivated, and prepared. 2003 was a year of achievement for our company, and we are pleased to report our successes to you.

We continued to focus on achieving our financial performance goals. Our long-term growth goal, which hasn't changed since we became a publicly traded company in 1997, is 15 percent for gross profits, income from operations, and earnings per share. In recent years of economic downturn, it has been more of a challenge to meet our gross profits goal. In 2003, we grew our gross profits 12.6 percent to $544.8 million. Income from operations grew 17.2 percent to $183.6 million, and our net income increased 18.5 percent to $114.1 million. Our variable-cost business model enables us to be flexible and efficient, and is supported by our people, who are incented to sell, carefully manage expenses, and grow our profitability. We were pleased with our financial results in 2003.

We continue to maintain a very strong balance sheet, ending the year with $244 million in cash and investments. We have no long-term debt. In the fourth quarter of 2003, we increased our dividend by 50 percent, raising our quarterly dividend payout ratio from between 20 and 25 percent of earnings, to between 30 and 35 percent of earnings.

INVESTING IN OUR PEOPLE AND OUR RELATIONSHIPS

Our financial results are really the measure of our employees' success, and so when we talk about our company highlights, we almost always start by talking about our people. We grew by approximately 300 people last year. We're a service company, and bringing in new talent is at the core of our business. It's one of the most rewarding parts of our management team's job. Our branch managers and our business leaders make the key decisions on when to add people, and whom to bring on. We feel very good about the caliber of the people who have joined Robinson. We're also excited about the fact that our new people will provide a solid foundation for continued future expansion.

We are also proud of our implementation of a new restricted stock program in 2003. Employee ownership in C.H. Robinson has always been a very important part of our culture. We have used stock options for the last six years as an employee ownership and equity incentive tool. In 2003, we put a lot of effort into designing, communicating, and implementing our new restricted stock program. We think it is going to be a better incentive to motivate and retain our key employees for the long-term and further align their interests with those of our shareholders.

We focus a lot of management time and attention on the expansion of our branch office network. Our decentralized approach gives our people an opportunity to build a business with strong local customer and carrier relationships, tied to a global network of capabilities through very good technology and communication tools. Our ability to expand our branch offices is primarily dependent on having people who are ready to open a new location. Opening new branches is like planting seeds for the future, as we generally start small and look for growth. We have an established track record of successfully finding new customer relationships and capacity sources when we put our people in new marketplaces, and we're excited about the continued opportunities to grow our network.

We opened seven offices in North America in 2003: Austin, Texas; Jackson, Tennessee; Jonesboro, Arkansas; Dayton, Ohio; Harrisburg, Pennsylvania; Kenosha, Wisconsin; and Norfolk, Virginia. In addition, we acquired a new office in Hamburg, Germany.

We also continued to grow our customer and supplier relationships during the year. We grew our active customer relationships by approximately 1,000 in 2003, and we think that the fact we now have approximately 16,000 active customers is evidence that we continue to penetrate the market and expand our reach.

Similarly, we added a tremendous amount of carrier capacity in 2003. We believe there are a lot of new providers now coming into the marketplace. We are aggressively responding to that trend by finding them, qualifying them to do business with us, and then building relationships with those who provide us quality service. We now have about 25,000 qualified carriers in our carrier contract network in North America. This is up from approximately 20,000 in 2002. We are doing limited amounts of business with many of these new providers, but we believe the addition of so many new carriers to our contract network is a real indicator that the cycle of supply and demand is alive and well, and that we're well positioned to continue to meet our customers' needs. We are also actively preparing for the new U.S. Hours of Service regulations, working with our carriers to determine how the new rules will impact them.

Our primary method in the marketplace is to earn business on a load-by-load basis, while continuously building our customer relationships by helping them explore smarter or more efficient ways to do things. We are identifying more and more opportunities where, by employing our technology, our people, and our broader solutions, we can play more dedicated roles and provide integrated services.

FOCUSING ON OUR FUTURE

As we build on our successes, we continue to be confident in our long-term growth strategy, which has remained consistent for several years. To meet our future growth goals, we will continue to grow our share of the North American transportation market, develop new third party logistics services, develop branch networks on other continents, and strengthen our global forwarding network.

Despite our size, we're still a very small portion of the North American transportation market, and we have a lot of room to grow. There are a variety of market size estimates, but by most measures, we believe our core truckload business is approximately two to three percent of the North American truck market. To capture more market share, we will continue adding new services, expanding our locations, and investing in our people and business processes to support more integrated relationships with our customers. We are targeting to open seven to ten new North American offices in 2004 and will be hiring more people as we grow, to support the business.

Replicating our North American transportation network on other continents, particularly Europe, continues to be an important strategic direction for us. Our European transportation business is now approximately three percent of our gross profits. We are building it from the bottom up, and we now have 12 offices in Europe that provide intra-European transportation services, and three offices that provide air and ocean services. Our business methodology and our technology are in place and we're optimistic about the growth potential.

Global forwarding, including air, ocean, and customs brokerage, is an area of huge opportunity for us. It is about six percent of our gross profits today. With the growth of world trade, the volumes of freight that move internationally continue to increase. Shippers are increasingly looking for transportation providers that can manage the entire shipment, rather than just the international or domestic portions. We believe our business model, our surface-based transportation capabilities, and our service approach are competitive advantages with the changes coming in this part of the transportation business. We currently have 18 Robinson offices around the world that provide global forwarding, and we work with agents in locations where we don't have an owned office. One of our near-term goals is to increase our network of owned offices, particularly in Asia and Europe.

We believe we can continue to meet our growth goals internally, but we will make acquisitions to augment our growth. We are always looking for high-quality acquisitions and we are extremely selective, only seeking organizations with the right people, the right culture, and that meet our financial performance requirements.

SUCCEEDING WITH OUR CORE VALUES

We selected "focus" as the theme of this year's report because we feel it embodies both the intensity of our culture and the consistency of our results. We're proud of our 99-year track record of success, and we know it comes from Robinson's unwavering commitment to the source of all of our achievements: our employees. We are nearing the completion of a century of business, a century in which there have been huge changes in our world, our industry, and our marketplace. Yet throughout that period, the core elements of our business philosophy have remained constant: operate with integrity, stay flexible, manage and prepare for growth, always seek to add value, play for the long-term, and put responsibility in the hands of those who count most—our people. It is these core values that will carry us forward.

We're focused on our opportunities and excited about the future.

Sincerely,



John P. Wiehoff
Chief Executive Officer




BUSINESSMODEL

FLEXIBLE + VARIABLE = PROFITABLE

A team of Robinson employees in one of our Chicago branches has an impromptu discussion regarding a customer in our open, collaborative branch office environment.



C.H. Robinson is a service company. We're focused on transportation and logistics, but our business is driven by people, relationships, and information, rather than asset utilization. Because we don't own transportation equipment, we can be flexible in selecting the right solution for our customers, and we can react quickly to their changing needs. It also means that our business can adapt swiftly to changes in economic conditions. Virtually none of our purchased transportation costs are committed, so we can hire transportation capacity only when we need it. This enables our gross profits to grow consistently. We also keep our operating expenses as variable as possible. Compensation, our largest operating expense, is performance oriented and based on the profitability of our branch offices. This incents our people to be entrepreneurial and manage their expenses and their resources wisely. Our business model keeps us nimble and prepared in the ever-changing world of transportation and logistics.


NETWORK

LOCAL – GLOBAL – RELATIONSHIPS

Holly Asher, transportation manager in our Midwest Produce branch, services local and national customers supported by the branch network and the information and decision tools of our internally-developed systems.



Our branch network of nearly 160 offices worldwide is pivotal to our core strategy of serving customers locally, nationally, and globally. Our offices are empowered to service customers, recruit carriers, and price their own services. Their presence in their communities opens the door to relationships that could otherwise go untapped, and provides hands-on, face-to-face service to customers who need it. Our decentralized network also gives our people a keen understanding of local market conditions, a real competitive advantage in the volatile world of transportation. At the same time, we keep our offices and people connected with systems and processes so Robinson can also excel at large, complex accounts with national or global needs. Our offices share information and responsibilities to find value-added solutions for our customers, looking for efficiencies in our market of approximately 13,000 shipments per business day and more than 1.5 million pieces of transportation equipment.


RECORD

CONSISTENT – DISCIPLINED – PROVEN

Alex Donaldson, an employee of Robinson for over 25 years, personifies the reason for our history of strong, consistent financial performance: our dedicated and motivated people.



As far as we're concerned, "boring" is good. We're proud of our track record of consistent financial performance. Gross profits, the revenue measure we use internally because we feel it demonstrates the value we bring to the marketplace, has grown at a compounded annual growth rate (CAGR) of 15 percent over the past 25 years. For the past 10 years, our CAGR for gross profits is 17.5 percent. Our 10-year CAGR for operating income is 20.8 percent; for earnings per share it is 22.1 percent. The similarity of these growth rates shows we are able to execute under our variable-cost business model. We have no long-term debt and we have significant cash flow. We have solid financial disciplines in place and have been able to flex with economic conditions. We believe our stable financial track record also reflects the quality of our people, who are motivated to help grow the company while being prudent with its resources.



POTENTIAL

DIVERSIFICATION - EXPANSION - OPPORTUNITY

C.H. Robinson's Hong Kong office, opened in May 2002 and now with 24 employees, is the gateway to our freight forwarding expansion plans in Asia.



Since going public in 1997, our long-term growth target has been 15 percent for gross profits, income from operations, and earnings per share. We're confident we can continue to meet that long-term target well into the future. Although we're one of the largest players in North American transportation, we're still only a small share of the market—somewhere between 1 percent and 2 percent. Key trends continue to fuel growth in third party transportation, such as increased outsourcing, adoption of core carrier programs, movement toward mode neutrality, and a growing emphasis on integrated supply chain management. Growth in world trade and offshore manufacturing are creating new demands for our services. To take advantage of these trends, we will continue to diversify our capabilities and increase our global network of owned offices. We have a world of opportunity ahead of us, and the tools and people to capitalize on it.


CULTURE

ENTREPRENEURIAL - EMPOWERED - MOTIVATED

Aaron Leckow and Adam Grimm of our Chicago Central branch show Robinson's team approach as they work together to identify the most efficient and creative solution for a customer.



The strength of Robinson lies in our people and our unique, entrepreneurial culture. We hire focused, motivated, service-oriented people who will thrive in our fast-paced environment. We give them a lot of autonomy to build their relationships and their businesses, and they are empowered early in their careers to make critical decisions. Our compensation system is the foundation of our culture and the primary tool we use to motivate and manage our people. We reward profit growth through team-based performance bonuses, which average one-third of a saleperson's compensation and over two-thirds of a manager's. For key employees, we provide long-term equity incentives. We continually nurture our company culture by focusing our training and ongoing internal discussions on our core values of integrity, flexibility, and growth. We understand that at the heart of everything we do, there is a relationship based on mutual value, supported by the caliber and trust of the people involved. Robinson is a service business, and what we are really promising is our commitment.

TABLE OF CONTENTS

FINANCIALS



SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

C.H. Robinson Worldwide, Inc. and Subsidiaries

(Dollars in thousands, except per share data)

STATEMENT OF OPERATIONS DATA

For the years ended December 31	2003	2002	2001	2000	1999
Gross revenues	$ 3,613,645	$ 3,294,473	$ 3,090,072	$ 2,882,175	$ 2,261,027
Gross profits	544,848	483,778	456,572	419,343	293,283
Income from operations	183,584	156,580	134,274	117,008	83,828
Net income	114,123	96,325	83,992	71,242	53,349
Net income per share					
Basic	$ 1.35	$ 1.14	$ 1.00	$ .84	$ .65
Diluted	$ 1.33	$ 1.12	$ .98	$ .83	$ .64
Weighted average number of shares outstanding (in thousands)					
Basic	84,387	84,368	84,374	84,529	82,456
Diluted	86,069	85,757	85,774	85,717	83,006
Dividends per share	$ .360	$ .260	$ .210	$ .170	$ .145

BALANCE SHEET DATA

(as of December 31)					
Working capital	$ 336,128	$ 245,098	$ 179,687	$ 113,988	$ 67,158
Total assets	908,149	777,151	683,490	644,207	522,661
Total long-term debt	-	-	-	-	-
Stockholders' investment	517,030	425,830	355,815	297,016	246,767

OPERATING DATA

(as of December 31)					
Branches	158	150	139	137	131
Employees	4,112	3,814	3,770	3,677	3,125
Average gross profits per employee[1]	$ 137	$ 128	$ 123	$ 122	$ 120

[1] Gross profits per employee is a key performance indicator used by management to analyze our productivity, to benchmark the financial performance of our branches, and to analyze impacts of technology and other investments in our business.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following table summarizes our gross profits by service line:

For the years ended December 31, (Dollars in thousands)	2003	2002	Change	2001	Change
Gross profits:					
Transportation					
Truck	$ 401,709	$ 361,353	11.2%	$ 347,991	3.8%
Intermodal	28,103	21,111	33.1	16,119	31.0
Ocean	19,027	17,007	11.9	16,345	4.1
Air	4,891	3,068	59.4	2,699	13.7
Miscellaneous	10,973	8,772	25.1	7,286	20.4
Total Transportation	464,703	411,311	13.0	390,440	5.3
Sourcing	50,373	46,536	8.2	45,154	3.1
Information Services	29,772	25,931	14.8	20,978	23.6
Total	$ 544,848	$ 483,778	12.6%	$ 456,572	6.0%

The following table represents certain statements of operations data, shown as percentages of our gross profits:

For the years ended December 31,	2003	2002	2001
Gross profits	100.0%	100.0%	100.0%
Selling, general, and administrative expenses:			
Personnel expenses	49.8	48.9	49.3
Other selling, general, and administrative expenses	16.5	18.7	21.3
Total selling, general, and administrative expenses	66.3	67.6	70.6
Income from operations	33.7	32.4	29.4
Investment and other income	0.5	0.2	0.9
Income before provision for income taxes	34.2	32.6	30.3
Provision for income taxes	13.3	12.7	11.9
Net income	20.9%	19.9%	18.4%

FORWARD-LOOKING INFORMATION

Our annual report, including this discussion and analysis of our financial condition and results of operations, contains certain "forward-looking statements." These statements represent our expectations, beliefs, intentions, or strategies concerning future events and by their nature involve risks and uncertainties. Forward-looking statements include, among others, statements about our future performance, the continuation of historical trends, the sufficiency of our sources of capital for future needs, the effects of acquisitions, the expected impact of recently issued accounting pronouncements, and the outcome or effects of litigation. Risks that could cause actual results to differ materially from our current expectations include changes in market demand and pricing for our services, the impact of competition, changes in relationships with our customers, freight levels and our ability to source capacity to transport freight, our ability to source produce, the risks associated with litigation and insurance coverage, the impact of new Hours of Service regulations adopted by the U. S. Department of Transportation Federal Motor Carrier Safety Administration, our ability to integrate acquisitions, the impacts of war, the risks associated with operations outside the United States, and changing economic conditions. Therefore, actual results may differ materially from our expectations based on these and other risks and uncertainties, including those described in Exhibit 99.1 to our Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2003.

OVERVIEW

We are a global provider of multimodal transportation services and logistics solutions, operating through a network of branch offices in North America, South America, Europe, and Asia. We are a non-asset based transportation provider, meaning we do not own the transportation equipment that is used to transport our customers' freight. Through our relationships with transportation companies, we select and hire the appropriate transportation to manage our customers' needs. As an integral part of our transportation services, we provide a wide range of value-added logistics services, such as supply chain analysis, freight consolidation, core carrier program management, and information reporting.

In addition to multimodal transportation services, we have two other logistics business lines: fresh produce sourcing and fee-based information services. Our sourcing business is the buying and selling of fresh produce. We purchase fresh produce through our network of produce suppliers, and sell it to wholesalers, grocery retailers, restaurants, and foodservice distributors. In the majority of cases, we also arrange the transportation of the produce we sell, through our relationships with specialized transportation companies. Our information services business is our subsidiary, T-Chek Systems, Inc., which provides a variety of management and information services to motor carrier companies and to fuel distributors. Those services include funds transfer, driver payroll services, fuel management services, and fuel and use tax reporting.

Our gross revenues represent the total dollar value of services and goods we sell to our customers. Our costs of transportation, products, and handling include the direct costs of transportation, including motor carrier, rail, ocean, air, and other costs, and the purchase price of the products we source. We act principally as a service provider to add value and expertise in the procurement and execution of these services and products for our customers. Our gross profits (gross revenues less the direct costs of transportation, products, and handling) are the primary indicator of our ability to source, add value, and resell services and products that are provided by third parties, and are considered by management to be our primary performance measurement. Accordingly, the discussion of our results of operations below focuses on the changes in our gross profits.

Our variable cost business model allows us to be flexible and adapt to changing economic and industry conditions. We buy most of our transportation capacity and produce on a spot-market basis. This enables our gross profits to grow consistently. We also keep our personnel and other operating expenses as variable as possible.



Compensation, our largest operating expense, is performance oriented and based on the profitability of our branch offices.

We believe our large decentralized branch network is a major competitive advantage. Our worldwide network of offices supports our core strategy of serving customers locally, nationally, and globally. Our branch offices help us penetrate local markets, provide face-to-face service when needed, and recruit carriers. Our decentralized network also gives us knowledge of local market conditions, which is important in transportation because it is so dynamic and market-driven.

We opened eight new branches in 2003 and are planning to open another seven to ten branches in 2004. Because we usually start small and open new offices with only two or three employees, we don't expect them to make a material contribution to our financial results in the first few years of their operation. We believe it is important for our people to be successful on a local basis, by building local customer and carrier relationships, and provide them the technology and communication resources of our established branch network. Acquisitions that fit our growth criteria and culture, such as the acquisition of Camway Transportation Corporation announced in February 2004, may also augment our growth.

We are a service company, and our continued success is dependent on our ability to continue to hire and retain talented, productive people. We grew by approximately 300 employees in 2003. Branch employees act as a team in their sales efforts, customer service, and operations. A significant portion of our branch employees' compensation is performance-oriented, based on the profitability of their branch. We believe this makes our sales employees more service-oriented, focused and creative. In 2003, we implemented a new restricted stock program to better align our key employees with the interests of our shareholders, and to motivate and retain them for the long-term.

Since we became a publicly-traded company in 1997, our long-term growth target has been 15 percent for gross profits, income from operations, and earnings per share. This goal was based on an analysis of our performance in the previous twenty years, during which our compounded annual growth rate was 15 percent. Our expectation has been that over time we will continue to achieve our target of 15 percent growth, but that we will have periods in which we exceed that goal, and periods in which we fall short. In 2003, we continued to achieve our long-term growth goal in earnings per share and income from operations. Our gross profits grew 12.6 percent over 2002. This growth was due, in part, to an increase in the number of shipments we handle to 3.2 million, an increase of approximately 15 percent from 2.7 million shipments in 2002. We added approximately 1,000 new active customers to the 15,000 already existing in our customer base. We believe that the continued growth of our customer base is evidence that we continue to penetrate the market and expand our reach. Our income from operations increased 17.2 percent to $183.6 million and our earnings per share increased 18.8 percent to $1.33.

The number of carriers we do business with is another important performance indicator that we track internally. In 2003, we increased our carrier base to 25,000 in North America, up from 20,000 in 2002. While our business with many of these new providers may still be small, we believe the growth in our contract carrier network shows that new transportation providers continue to enter the industry, and that we are well positioned to continue to meet our customers' needs.

While we continue to expand our branch network, our customer relationships, our carrier base, and the services we provide, we expect to be challenged in 2004 with finding new sources of capacity to provide increased services. In the transportation industry, results of operations generally show a seasonal pattern as customers reduce shipments during and after the winter holiday season. In recent years, our income from operations has been lower in the first quarter than in the other three quarters, but it has not had a significant impact on our results of operations or our cash flows. Also, inflation has not materially affected our operations due to the short-term, transactional basis of our business. However, we cannot fully predict the impact seasonality and inflation may have in the future. In 2004, new Hours of Service regulations issued by the U.S. Department of Transportation Federal Motor Carrier Safety Administration will likely affect many of our suppliers. Our people have been aggressively preparing for the new rules. We have been talking with our carriers to determine how they think the regulations will impact them, and working with customers to make sure they understand potential changes in transportation rates and accessorial charges. We do not believe that these new regulations will have a material impact on our business, but we cannot predict the effect, if any, that future legislative and regulatory changes may have on the transportation industry.

2003 COMPARED TO 2002

REVENUES. Gross revenues for 2003 were $3.61 billion, an increase of 9.7% over $3.29 billion in 2002. Gross profits in 2003 were $544.8 million, an increase of 12.6% over $483.8 million in 2002. This was the result of an increase in Transportation gross profits of 13.0% to $464.7 million, an increase in Sourcing gross profits of 8.2% to $50.4 million, and an increase in Information Services gross profits of 14.8% to $29.8 million.

During 2003, our gross profit margin, or gross profits as a percentage of gross revenues, increased to 15.1% from 14.7% in 2002, primarily due to the mix of our service lines. Transportation gross profit margin remained at 16.3%. Sourcing gross profit margin increased to 6.8% from 6.2% primarily due to volatility in commodity pricing. Our employees focus on gross profit dollars, not the percentage earned, and therefore our gross profit margin can experience fluctuations during times of commodity price volatility. In addition, we have been providing more value-added services to our customers as part of our produce sourcing business. Those new services are typically higher margin than our traditional produce business. Our Information Services business is a fee-based business, which generates 100% gross profit margin.

Transportation gross profits increased 13.0% to $464.7 million in 2003 from $411.3 million in 2002. Transportation revenues are generated through several transportation mode services, including truck, intermodal, ocean, air, and miscellaneous services.

Truck gross profits, including less-than-truckload (LTL), increased 11.2% to $401.7 million in 2003 from $361.4 million in 2002. This increase was driven by transaction volume growth, while profit per transaction decreased slightly due to the mix of services provided. Our LTL transactions are growing at a faster rate than full truckload, and LTL has a lower gross profit per transaction than does truckload. Increased market share with our large customers, coupled with new account development, drove our volume growth.

Intermodal gross profits increased 33.1% to $28.1 million in 2003 from $21.1 million in 2002. The increase was the result of growth in volumes and margin expansion. Volume growth was driven by our aggressive sales efforts and a stronger focus on mode conversion opportunities for our customers. The margin expansion was due primarily to prior year market conditions, which caused our margins last year to shrink. Margins in 2003 returned to levels more consistent with historical results.

Ocean gross profits increased 11.9% to $19.0 million in 2003 from $17.0 million in 2002. The increase was the result of increased volumes with several large international customers and margin expansion.

Air gross profits increased 59.4% to $4.9 million in 2003 from $3.1 million in 2002. The significant increase in our air gross profits was primarily due to increased volumes with several large international customers.

Miscellaneous transportation gross profits consist of customs brokerage fees, transportation management fees, warehouse and crossdock services, and other miscellaneous transportation related services. The increase of 25.1% to $11.0 million in 2003



from $8.8 million in 2002 was driven by increases in transportation management fees and customs brokerage fees.

Sourcing gross profits increased 8.2% to $50.4 million in 2003 from $46.5 million in 2002. Our Sourcing business is primarily the buying and selling of fresh fruits and vegetables. During the past eight years, we have actively sought to expand our Sourcing customer base focusing on large multistore retailers. As a result, we continue to see the long-term trend of increases in volume and gross profits in our integrated relationships with large retailers, restaurant chains, and foodservice providers, offset by a decline in our business with produce wholesale customers.

Information Services is comprised entirely of revenue generated by our subsidiary, T-Chek Systems. For 2003, Information Services gross profits increased by 14.8% to $29.8 million from $25.9 million in 2002, primarily due to transaction growth.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES. Many of our selling, general, and administrative expenses are variable in relation to gross profits. However, we do gain some leverage when our gross profits grow.

Personnel expenses accounted for 75.1% of total selling, general, and administrative expenses in 2003 compared to 72.3% in 2002. Personnel expenses were $271.5 million for 2003, an increase of 14.7% over $236.7 million in 2002. Personnel expenses as a percentage of gross profits increased to 49.8% in 2003 from 48.9% in 2002. This increase is largely attributable to an expense for restricted stock grants in 2003. The vesting and related expense for these restricted stock grants is variable, based on the company's financial performance. For 2003, this expense was $7.6 million. The total value of the award as of December 31, 2003 was $32.8 million. The unexpensed balance of the award remains as deferred compensation in stockholders' investment.

Our average gross profit per employee increased 7.0% to $137,000 in 2003 from $128,000 in 2002. Our people have become more efficient and we have not had to increase our headcount at the same rate as our gross profit growth.

Other selling, general, and administrative expenses for 2003 were $89.8 million, a decrease of 0.8% from $90.5 million in 2002. As a percentage of gross profits, other selling, general, and administrative expenses decreased to 16.5% in 2003 compared to 18.7% in 2002. In 2003, we had declines in depreciation, bad debt, and amortization of purchased software acquired through our December 1999 acquisition of American Backhaulers. In addition, in the fourth quarter of 2002, we recorded a charge of $4.3 million related to a previously disclosed lawsuit settlement. We are still seeking to recover these funds from our insurance carriers.

INCOME FROM OPERATIONS. Income from operations was $183.6 million for 2003, an increase of 17.2% over $156.6 million in 2002. This increase was primarily driven by the growth in our gross profits for the same period. Income from operations as a percentage of gross profits was 33.7% and 32.4% for 2003 and 2002.

INVESTMENT AND OTHER INCOME. Investment and other income was $2.6 million for 2003, an increase of 94.0% from $1.3 million in 2002. Our cash and cash equivalents as of December 31, 2003, increased $65.5 million over the balance as of December 31, 2002, which contributed to increased investment income. Improved returns on our non-qualified deferred compensation investment portfolio accounted for $0.9 million of this increase.

PROVISION FOR INCOME TAXES. The effective income tax rate was 38.7% for 2003 and 39.0% for 2002. The decrease in the effective income tax rate is primarily due to the decline in the foreign tax rate. The effective income tax rate for both periods is greater than the statutory federal income tax rate primarily due to state income taxes, net of federal benefit.

NET INCOME. Net income was $114.1 million, an increase of 18.5% over $96.3 million for 2002. Basic net income per share increased 18.4% to $1.35 for 2003 compared to $1.14 for 2002. Diluted net income per share increased by 18.8% to $1.33 for 2003 compared to $1.12 for 2002.

2002 COMPARED TO 2001

REVENUES. Gross revenues for 2002 were $3.29 billion, an increase of 6.6% over $3.09 billion in 2001. Gross profits for 2002 were $483.8 million, an increase of 6.0% over $456.6 million in 2001. This was the result of an increase in Transportation gross profits of 5.3% to $411.3 million, an increase in Sourcing gross profits of 3.1% to $46.5 million, and an increase in Information Services gross profits of 23.6% to $25.9 million.

During 2002, our gross profit margin, or gross profits as a percentage of gross revenues, decreased to 14.7% from 14.8% in 2001, primarily due to the mix of our service lines. Transportation gross profit margin decreased to 16.3% from 16.7% in 2001. Sourcing gross profit margin remained relatively unchanged at 6.2% in 2002 from 6.1% in 2001. Our Information Services business is a fee-based business, which generates 100% gross profit margin.

Transportation gross profits increased 5.3% to $411.3 million in 2002 from $390.4 million in 2001. Transportation revenues are generated through several transportation mode services, including truck, intermodal, ocean, air, and miscellaneous services.

Truck gross profits, including less-than-truckload, grew 3.8% to $361.4 million in 2002 from $348.0 million in 2001 due to transaction volume increases. Gross profit margin on the truck business decreased slightly for the year, primarily due to rising costs of capacity.

Intermodal gross profits grew 31.0% to $21.1 million in 2002 from $16.1 million in 2001. Our growth in intermodal volumes was driven by shippers' focus on cost savings and our aggressive sales efforts to further penetrate the market.

Gross profits in air and ocean combined increased 5.4% to $20.1 million in 2002 from $19.0 million in 2001. Our gross profits decreased with many of our large ocean and air customers in 2002 due to their business activity and shipping patterns. These decreases were offset by growth with other existing and new customers.

Miscellaneous transportation revenue consists of customs brokerage fees, transportation management fees, and other miscellaneous transportation related services. The increase of 20.4% to $8.8 million in 2002 from $7.3 million in 2001 was driven by an increase in both customs brokerage business and in transportation management fees.

Sourcing gross profits increased 3.1% to $46.5 million in 2002 from $45.2 million in 2001. We are experiencing a transition in the customer base of our Sourcing business. Our volume and gross profits with large retailers increased, but were offset with the trend of less volume with our traditional customers.

Information Services gross profits increased 23.6% to $25.9 million in 2002 from $21.0 million in 2001. Information Services is comprised entirely of our subsidiary, T-Chek Systems. T-Chek's growth was due primarily to transaction growth and changes in industry pricing, including increases in the fees charged to truck stops.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES. Many of our selling, general, and administrative expenses are variable in relation to gross profits. However, we gain some leverage when our gross profits grow.

Personnel expenses accounted for 72.3% of total selling, general, and administrative expenses in 2002 compared to 69.8% in 2001. Personnel expenses were $236.7 million for 2002, an increase of 5.2% over $225.0 million in 2001. Personnel expenses as a percentage of gross profits decreased to 48.9% for 2002 compared to 49.3% in 2001. Our variable cost model in the branch network allows us to manage variable personnel expense while leveraging our corporate personnel expenses.



Our average gross profit per employee increased 4.1% to $128,000 in 2002 from $123,000 in 2001.

Other selling, general, and administrative expenses for 2002 were $90.5 million, a decrease of 7.0% over $97.3 million in 2001. As a percentage of gross profits, other selling, general, and administrative expenses decreased to 18.7% in 2002 compared to 21.3% for 2001. In 2002, we had notable declines in communications costs, travel expenses, bad debt, and amortization. Our telecommunications costs decreased partially due to reduced usage and partially due to lower rates. Our bad debt expense declined in 2002 due to our strict customer credit approval process and diligent collection efforts by our branches. Amortization of certain intangible assets was eliminated due to new accounting rules in 2002, which reduced amortization expense by $5.1 million.

In 2002, we recorded a charge of $4.3 million related to a lawsuit settlement, covering the first of three wrongful death lawsuits stemming from an accident in 1999. We filed a claim seeking reimbursement of this settlement from our insurance carriers. Our insurance carriers settled the remaining two lawsuits in 2003 without a contribution from us.

INCOME FROM OPERATIONS. Income from operations was $156.6 million for 2002, an increase of 16.6% over $134.3 million in 2001. This increase was due to the growth in our gross profits and a slower rate of growth in our selling, general, and administrative expenses. Income from operations as a percentage of gross profits was 32.4% and 29.4% in 2002 and 2001.

INVESTMENT AND OTHER INCOME. Investment and other income was $1.3 million in 2002, a decrease of 67.5% from $4.1 million in 2001. In 2002, we experienced a significant decline in earnings on our investments due to lower interest rates. In 2001, we realized $1.9 million from unusual items comprised of $1.5 million from a gain on sale of a corporate aircraft to a related party, and approximately $400,000 from interest income related to settlement of IRS matters.

PROVISION FOR INCOME TAXES. The effective income tax rate was 39.0% for 2002 and 39.3% for 2001. The decrease in our effective income tax rate is primarily due to decline in the state tax rate. The effective income tax rate for both periods is greater than the statutory federal income tax rate primarily due to state income taxes, net of federal benefit.

NET INCOME. Net income was $96.3 million, an increase of 14.7% over $84.0 million in 2001. Basic net income per share increased 14.0% to $1.14 for 2002 compared to $1.00 in 2001. Diluted net income per share increased by 14.3% to $1.12 in 2002 compared to $0.98 in 2001.

LIQUIDITY AND CAPITAL RESOURCES

We have historically generated substantial cash from operations, which has enabled us to fund our growth while paying cash dividends and repurchasing stock. Cash and cash equivalents totaled $198.5 million and $133.0 million as of December 31, 2003 and 2002. Available-for-sale securities consisting primarily of highly liquid investments totaled $45.7 million and $45.2 million as of December 31, 2003 and 2002. Working capital at December 31, 2003 and 2002 was $336.1 million and $245.1 million.

Our first priority for our cash is growing the business, as we do require some working capital and a small amount of capital expenditures to grow. We are continually looking for acquisitions to redeploy our cash, but those acquisitions must fit our culture and enhance our growth opportunities. On February 10, 2004, we acquired 100% of the outstanding shares of Camway Transportation Corporation for $7.3 million and future consideration to be paid based on the amount of net assets determined to exist on the date of close. If our cash balance continues to increase in 2004, and there are no significant attractive acquisition opportunities, we will look at other ways to return more of the cash to our shareholders, through another increase in the regular dividend, special dividends, or share repurchases. We have had no long-term debt for the last six years.

We generated $109.5 million, $114.1 million, and $74.5 million of cash flow from operations in 2003, 2002, and 2001. This was due to net income generated, adjusted primarily for non-cash expenses, and the net change in accounts receivable and accounts payable. Our accounts payable growth is slower than accounts receivable due to efforts to shorten the payment cycle to our carriers. We completed a one-year phase-out of our freight payment services subsidiary in June 2001. The phase-out had a negative $23.2 million impact on our cash flow from operations during 2001.

We used $13.1 million, $70.2 million, and $12.7 million of cash flow for investing activities in 2003, 2002, and 2001. In October 2003, we acquired the operating assets and certain liabilities of Frank M. Viet GmbH Internationale Spedition (Viet) for 1.3 million euros or $1.6 million. As of December 31, 2003, we had signed a purchase agreement to acquire a building in Chicago, Illinois, for $9.5 million. In January 2002, we acquired the operating assets and certain liabilities of Smith Terminal Transportation Services (FTS) for $16.0 million.

We had $8.3 million, $7.3 million, and $12.1 million of net capital expenditures in 2003, 2002, and 2001. For 2004, we are planning for increased capital expenditures related to office space. In addition to the building purchase mentioned above, we have leased additional space in Eden Prairie, Minnesota. To prepare these two buildings for occupancy, we expect to spend approximately $10.5 million during 2004. Beyond these real estate expenditures, our capital expenditures should continue at levels consistent with the past few years, relative to our growth.

We used $33.0 million, $25.8 million, and $25.4 million of cash flow for financing activities in 2003, 2002, and 2001. This was primarily quarterly cash dividends and share repurchases for our employee stock plans. We declared quarterly dividends during 2002 for an aggregate of $0.26 per share, and quarterly dividends during 2003 for an aggregate of $0.36 per share. We declared a $0.12 per share dividend payable on April 1, 2004, to shareholders of record as of March 15, 2004.

We have 3.05 million euros available under a line of credit at an interest rate of Euribor plus 45 basis points (2.55% at December 31, 2003). This discretionary line of credit has no expiration date. During 2003, we borrowed 23.0 million euros, or $26.4 million, all of which was repaid during the year. During 2002, we borrowed 10.6 million euros, or $10.2 million, all of which was repaid during the year. As of December 31, 2003 and 2002, the outstanding balance was zero. Our credit agreement contains certain financial covenants, but does not restrict the payment of dividends. We were in compliance with all covenants of this agreement as of December 31, 2003.

Assuming no change in our current business plan, management believes that our available cash, together with expected future cash generated from operations and the amount available under our line of credit, will be sufficient to satisfy our anticipated needs for working capital, capital expenditures, and cash dividends for all future periods. We also believe we could obtain funds under a line of credit on short notice, if needed.

DISCLOSURES ABOUT CONTRACTUAL OBLIGATIONS AND COMMERCIAL CONTINGENCIES

The following table aggregates all contractual commitments and commercial obligations that affect our financial condition and liquidity position as of December 31, 2003:

Payments Due by Period (dollars in thousands)

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Operating Leases (a)	$ 60,180	$ 14,545	$ 26,111	$ 7,953	$ 11,571
Purchase Obligations (b)	5,290	4,729	562	-	-
Total	$ 65,470	$ 19,274	$ 26,673	$ 7,953	$ 11,571

(a) We have certain facilities, equipment, and automobiles under operating leases.

(b) Purchase obligations include agreements for services that are enforceable and legally binding and that specify all significant terms. As of December 31, 2003, such obligations include telecommunications services and maintenance contracts.

We have no long-term debt or capital lease obligations. Long-term liabilities consist of net long-term deferred income taxes and the obligation under our non-qualified deferred compensation plan. This liability has been excluded from the above table as the timing and/or the amount of any cash payment is uncertain.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements include accounts of the company and all majority-owned subsidiaries. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. In certain circumstances, those estimates and assumptions can affect amounts reported in the accompanying consolidated financial statements and related footnotes. In preparing our financial statements, we have made our best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. We don't believe there is a great likelihood that materially different amounts would be reported related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. Note 1 of the "Notes to Consolidated Financial Statements" includes a summary of the significant accounting policies and methods used in the preparation of our consolidated financial statements. The following is a brief discussion of the more significant accounting policies and estimates.

REVENUE RECOGNITION. Gross revenues consist of the total dollar value of goods and services purchased from us by customers. Gross profits are gross revenues less the direct costs of transportation, products, and handling. We act principally as the service provider for these transactions and recognize revenue as these services are rendered and goods are delivered. At that time, our obligations to the transactions are completed and collection of receivables is reasonably assured. Emerging Issues Task Force Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, establishes the criteria for recognizing revenues on a gross or net basis. Nearly all transactions in our Transportation and Sourcing businesses are recorded at the gross amount we charge our customers for the service we provide and goods we sell. In these transactions, we are the primary obligor, we are a principal to the transaction, we have all credit risk, we maintain substantially all risks and rewards, we have discretion to select the supplier, and we have latitude in pricing decisions. Additionally, in our Sourcing business, we take loss of inventory risk after customer order and during shipment and have general inventory risk. Certain transactions in customs brokerage and transportation management, and all transactions in Information Services, are recorded at the net amount we charge our customers for the service we provide because many of the factors stated above are not present.

VALUATIONS FOR ACCOUNTS RECEIVABLE. Our allowance for doubtful accounts is calculated based upon the aging of our receivables, our historical experience of uncollectible accounts, and any specific customer collection issues that we have identified. The allowance of $23.6 million as of December 31, 2003, declined slightly compared to the allowance of $24.2 million as of December 31, 2002. Net accounts receivable for that same period increased 16.8%. We believe that the recorded allowance is sufficient and appropriate based on our customer aging trends, the exposures we have identified, and our historical loss experience.

GOODWILL. We manage and report our operations as one operating segment. Our branches represent a series of homogenous reporting units that are aggregated for the purpose of analyzing goodwill for impairment, thus goodwill is evaluated for impairment on an enterprise wide basis. Based on the substantial excess of our market capitalization over our book value, we have determined that there is no indication of goodwill impairment at December 31, 2003.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

See Note 2 in the "Notes to Consolidated Financial Statements" for a discussion of the impact of recently issued accounting pronouncements on our financial condition and results of operations.

MARKET RISK

We had $244.2 million of cash and investments on December 31, 2003, consisting of $198.5 million of cash and cash equivalents and $45.7 million of available-for-sale securities. Substantially all of the cash equivalents are money market securities from domestic issuers. All of our available-for-sale securities are high-quality bonds. Because of the credit risk criteria of our investment policies, the primary market risk associated with these investments is interest rate risk. We do not use derivative financial instruments to manage interest rate risk or to speculate on future changes in interest rates. A rise in interest rates could negatively affect the fair value of our investments. We believe a reasonable near-term change in interest rates would not have a material impact on our future investment earnings due to the short-term nature of our investments.

CONSOLIDATED BALANCE SHEETS

C.H. Robinson Worldwide, Inc. and Subsidiaries

(In thousands, except per share data) As of December 31,	2003	2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 198,513	$ 132,999
Available-for-sale securities	45,736	45,227
Receivables, net of allowance for doubtful accounts of $23,569 and $24,155	457,455	391,670
Deferred tax asset	9,535	14,579
Prepaid expenses and other	6,090	4,097
Total current assets	717,329	588,572
Property and equipment	70,344	70,749
Accumulated depreciation and amortization	(44,719)	(44,273)
Net property and equipment	25,625	26,476
Goodwill, net of accumulated amortization of $10,703	155,070	152,970
Other intangible assets, net of accumulated amortization of $3,644 and $3,285	3,801	4,327
Other assets	6,324	4,806
Total assets	$ 908,149	$ 777,151
LIABILITIES AND STOCKHOLDERS' INVESTMENT		
Current liabilities:		
Accounts payable	$ 261,206	$ 222,395
Outstanding checks	50,721	52,762
Accrued expenses –		
Compensation and profit-sharing contribution	46,582	39,533
Income taxes and other	22,692	28,784
Total current liabilities	381,201	343,474
Deferred tax liability	7,315	6,280
Nonqualified deferred compensation obligation	2,603	1,567
Total liabilities	391,119	351,321
Commitments and contingencies		
Stockholders' investment:		
Preferred stock, $.10 par value, 20,000 shares authorized; no shares issued or outstanding	–	–
Common stock, $.10 par value, 130,000 shares authorized; 85,762 and 85,042 shares issued, 85,304 and 84,506 outstanding	8,530	8,451
Additional paid-in capital	126,746	96,687
Retained earnings	428,672	345,080
Deferred compensation	(30,661)	(6,316)
Accumulated other comprehensive loss	(363)	(2,439)
Treasury stock at cost (458 and 536 shares)	(15,894)	(15,633)
Total stockholders' investment	517,030	425,830
Total liabilities and stockholders' investment	$ 908,149	$ 777,151

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

C.H. Robinson Worldwide, Inc. and Subsidiaries

(In thousands, except per share data) For the years ended December 31,	2003	2002	2001
Gross revenues:			
Transportation	$ 2,845,934	$ 2,517,211	$ 2,332,415
Sourcing	737,939	751,331	736,679
Information Services	29,772	25,931	20,978
Total gross revenues	3,613,645	3,294,473	3,090,072
Cost of transportation, products, and handling:			
Transportation	2,381,231	2,105,900	1,941,975
Sourcing	687,566	704,795	691,525
Total cost of transportation, products, and handling	3,068,797	2,810,695	2,633,500
Gross profits	544,848	483,778	456,572
Selling, general, and administrative expenses:			
Personnel	271,470	236,673	224,997
Other selling, general, and administrative expenses	89,794	90,525	97,301
Total selling, general, and administrative expenses	361,264	327,198	322,298
Income from operations	183,584	156,580	134,274
Investment and other income:			
Interest income	2,246	1,694	2,531
Non-qualified deferred compensation investment gain (loss)	447	(406)	(99)
Other	(105)	46	1,667
Total investment and other income	2,588	1,334	4,099
Income before provision for income taxes	186,172	157,914	138,373
Provision for income taxes	72,049	61,589	54,381
Net income	$ 114,123	$ 96,325	$ 83,992
Basic net income per share	$ 1.35	$ 1.14	$ 1.00
Diluted net income per share	$ 1.33	$ 1.12	$ .98
Basic weighted average shares outstanding	84,387	84,368	84,374
Dilutive effect of outstanding stock awards	1,682	1,389	1,400
Diluted weighted average shares outstanding	86,069	85,757	85,774

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT

C.H. Robinson Worldwide, Inc. and Subsidiaries

(In thousands, except per share data)
For the years ended December 31, 2003, 2002, and 2001

	Common Shares Outstanding	Amount	Additional Paid-in Capital	Retained Earnings	Deferred Compen-sation	Accumulated Other Com-prehensive Loss	Treasury Stock	Total Stockholders' Investment
Balance, December 31, 2000	84,621	$ 8,462	$ 101,571	$ 204,463	$ (6,980)	$ (1,049)	$ (9,451)	$ 297,016
Net income	-	-	-	83,992	-	-	-	83,992
Other comprehensive income -								
Foreign currency translation adjustment	-	-	-	-	-	(543)	-	(543)
Comprehensive income	-	-	-	-	-	-	-	83,449
Cash dividends, $.21 per share	-	-	-	(17,744)	-	-	-	(17,744)
Stock issued for employee benefit plans	310	31	(2,887)	-	-	-	8,059	5,203
Reduction of deferred compensation	-	-	-	-	733	-	-	733
Tax benefit on deferred compensation and employee stock plans	-	-	867	-	-	-	-	867
Repurchase of common stock	(474)	(47)	-	-	-	-	(13,662)	(13,709)
Balance, December 31, 2001	84,457	8,446	99,551	270,711	(6,247)	(1,592)	(15,054)	355,815
Net income	-	-	-	96,325	-	-	-	96,325
Other comprehensive income -								
Unrealized gain on available-for-sale securities	-	-	-	-	-	12	-	12
Foreign currency translation adjustment	-	-	-	-	-	(859)	-	(859)
Comprehensive income	-	-	-	-	-	-	-	95,478
Cash dividends, $.26 per share	-	-	-	(21,956)	-	-	-	(21,956)
Stock issued for employee benefit plans	448	45	(4,936)	-	-	-	12,599	7,708
Issuance of restricted stock	34	3	987	-	(990)	-	-	-
Reduction of deferred compensation	-	-	-	-	921	-	-	921
Tax benefit on deferred compensation and employee stock plans	-	-	1,085	-	-	-	-	1,085
Repurchase of common stock	(433)	(43)	-	-	-	-	(13,178)	(13,221)
Balance, December 31, 2002	84,506	8,451	96,687	345,080	(6,316)	(2,439)	(15,633)	425,830
Net income	-	-	-	114,123	-	-	-	114,123
Other comprehensive income -								
Unrealized (loss) on available-for-sale securities	-	-	-	-	-	(12)	-	(12)
Foreign currency translation adjustment	-	-	-	-	-	2,088	-	2,088
Comprehensive income	-	-	-	-	-	-	-	116,199
Cash dividends, $.36 per share	-	-	-	(30,531)	-	-	-	(30,531)
Stock issued for employee benefit plans	518	52	(5,699)	-	-	-	15,784	10,137
Issuance of restricted stock	719	72	32,759	-	(32,831)	-	-	-
Reduction of deferred compensation	-	-	-	-	8,486	-	-	8,486
Tax benefit on deferred compensation and employee stock plans	-	-	2,999	-	-	-	-	2,999
Repurchase of common stock	(439)	(45)	-	-	-	-	(16,045)	(16,090)
Balance, December 31, 2003	85,304	$ 8,530	$ 126,746	$ 428,672	$(30,661)	$ (363)	$(15,894)	$ 517,030

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

C.H. Robinson Worldwide, Inc. and Subsidiaries

(In thousands) For the years ended December 31,	2003	2002	2001
OPERATING ACTIVITIES			
Net income	$ 114,123	$ 96,325	$ 83,992
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	10,992	14,029	19,136
Provision for doubtful accounts	5,180	5,807	9,043
Deferred compensation expense	8,486	921	733
Deferred income taxes	9,078	624	11,356
Loss (gain) on sale/disposal of assets	355	546	(997)
Changes in operating elements, net of effects of acquisitions:			
Receivables	(70,965)	(22,985)	(24,468)
Prepaid expenses and other	(1,993)	845	(777)
Accounts payable and outstanding checks	33,285	4,453	(19,067)
Accrued compensation and profit-sharing contribution	7,049	7,431	(1,358)
Accrued income taxes and other	(6,092)	6,143	(3,141)
Net cash provided by operating activities	109,498	114,139	74,452
INVESTING ACTIVITIES			
Purchases of property and equipment	(8,574)	(7,325)	(17,101)
Sales of property and equipment	309	-	5,000
Cash paid for acquisitions, net of cash acquired	(2,089)	(15,995)	-
Purchases of available-for-sale securities	(56,302)	(45,209)	-
Sales/maturities of available-for-sale securities	55,781	-	-
Other	(2,198)	(1,714)	(573)
Net cash used for investing activities	(13,073)	(70,243)	(12,674)
FINANCING ACTIVITIES			
Proceeds from stock issued for employee benefit plans	10,137	7,708	5,203
Repurchase of common stock	(16,090)	(13,221)	(13,709)
Cash dividends	(27,046)	(20,266)	(16,900)
Net cash used for financing activities	(32,999)	(25,779)	(25,406)
Effect of exchange rates on cash	2,088	(859)	(543)
Net increase in cash and cash equivalents	65,514	17,258	35,829
Cash and cash equivalents, beginning of year	132,999	115,741	79,912
Cash and cash equivalents, end of year	$ 198,513	$ 132,999	$ 115,741
Cash paid for income taxes	$ 64,651	$ 54,813	$ 45,653
Cash paid for interest	$ 65	$ 31	$ 160
Supplemental disclosure of noncash activities:			
Restricted stock awarded	$ 32,831	$ 990	$ -

The accompanying notes are an integral part of these consolidated financial statements.



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION – C.H. Robinson Worldwide, Inc. and our subsidiaries ("the Company," "we," "us," or "our") is a global provider of multimodal transportation services and logistics solutions through a network of 158 branch offices operating in North America, South America, Europe, and Asia. The consolidated financial statements include the accounts of C.H. Robinson Worldwide, Inc. and our majority owned and controlled subsidiaries. Our minority interests in subsidiaries are not significant. All intercompany transactions and balances have been eliminated in the consolidated financial statements.

USE OF ESTIMATES – The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. We are also required to disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our ultimate results could differ from those estimates.

REVENUE RECOGNITION – Gross revenues consist of the total dollar value of goods and services purchased from us by customers. Gross profits are gross revenues less the direct costs of transportation, products, and handling. We act principally as the service provider for these transactions and recognize revenue as these services are rendered and goods are delivered. At that time, our obligations to the transactions are completed and collection of receivables is reasonably assured. Emerging Issues Task Force Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, establishes the criteria for recognizing revenues on a gross or net basis. Nearly all transactions in our Transportation and Sourcing businesses are recorded at the gross amount we charge our customers for the service we provide and goods we sell. In these transactions, we are the primary obligor, we are a principal to the transaction, we have all credit risk, we maintain substantially all risks and rewards, we have discretion to select the supplier, and we have latitude in pricing decisions. Additionally, in our Sourcing business, we take loss of inventory risk after customer order and during shipment and have general inventory risk. Certain transactions in customs brokerage, transportation management, and all transactions in Information Services are recorded at the net amount we charge our customers for the service we provide because many of the factors stated above are not present.

ALLOWANCE FOR DOUBTFUL ACCOUNTS – Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. We continuously monitor payments from our customers and maintain a provision for uncollectible accounts based upon our customer aging trends, historical loss experience, and any specific customer collection issues that we have identified.

FOREIGN CURRENCY – Most balance sheet accounts of foreign subsidiaries are translated at the current exchange rate as of the end of the year. Statement of operations items are translated at average exchange rates during the year. The resulting translation adjustment is recorded as a separate component of comprehensive income in our statement of stockholders' investment.

SEGMENT REPORTING AND GEOGRAPHIC INFORMATION – We have adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 131, Disclosure About Segments of an Enterprise and Related Information. SFAS No. 131 establishes accounting standards for segment reporting.

We operate in the third party logistics industry. We provide a wide range of products and services to our customers and carriers including transportation services, product sourcing, freight consolidation, contract warehousing, and information services. Each of these is a significant component to optimizing the logistics solution for our customers.

These services are performed throughout our branch offices by the same group of people, as an integrated offering for which our customers are provided a single invoice. As a result, discrete selling, general, and administrative expenses associated with the gross profits of each service line are not available. Accordingly, our chief operating decision makers analyze our business as a single segment relying on gross profits and operating income for each of our branch offices as the primary performance measures.

The following table presents our gross revenues (based on location of the customer) for the years ended December 31 and our long-lived assets as of December 31 by geographic regions (in thousands):

	2003	2002	2001
Gross revenues			
United States	$ 3,437,269	$ 3,154,902	$ 2,960,241
Other locations	176,376	139,571	129,831
	$ 3,613,645	$ 3,294,473	$ 3,090,072

	2003	2002
Long-lived assets		
United States	$ 33,115	$ 33,332
Other locations	2,635	2,277
	$ 35,750	$ 35,609

CASH AND CASH EQUIVALENTS – Cash and cash equivalents consist primarily of highly liquid investments with an original maturity of three months or less. The carrying amount approximates fair value due to the short maturity of the instruments.

AVAILABLE-FOR-SALE SECURITIES – Our investments consist of investment-grade marketable debt securities, all of which are classified as available-for-sale and recorded at fair value. Unrealized holding gains and losses are recorded, net of any tax effect, as a separate component of accumulated other comprehensive income.

PREPAID EXPENSES AND OTHER – Prepaid expenses and other include such items as prepaid rent, software maintenance contracts, insurance premiums, other prepaid operating expenses, and inventories, consisting primarily of produce and related products held for resale.

PROPERTY AND EQUIPMENT – Property and equipment are recorded at cost. Maintenance and repair expenditures are charged to expense as incurred. Depreciation is computed using straight-line methods over the estimated lives of the assets of three to 15 years.

Amortization of leasehold improvements is computed over the shorter of the lease term or the estimated useful lives of the improvements.

We recognized depreciation expense of $8,761,000 in 2003, $11,323,000 in 2002, and $11,578,000 in 2001. A summary of our property and equipment as of December 31 is as follows (in thousands):

	2003	2002
Furniture, fixtures, and equipment	$ 57,417	$ 56,491
Corporate aircraft	9,000	9,000
Leasehold improvements	3,927	5,258
Less accumulated depreciation	(44,719)	(44,273)
Net property and equipment	$ 25,625	$ 26,476

INTANGIBLE ASSETS – Goodwill is the difference between the purchase price of a company and the fair market value of the acquired company's net assets. Other intangible assets, with either indefinite or definite lives, include customer lists, carrier lists, employee lists, and non-compete agreements. Intangible assets with definite lives are being amortized using the straight-line method over their estimated lives, ranging from three to ten years. Other intangible assets with indefinite lives, including goodwill, are no longer being amortized. See Note 3.

OTHER ASSETS – Other assets includes such items as purchased and internally developed software, and the investment related to our nonqualified deferred compensation plan. We recognized amortization expense of purchased and internally developed software of $1,619,000 in 2003, $2,022,000 in 2002, and $1,953,000 in 2001. Amortization expense is computed using straight-line methods over three years.

A summary of our purchased and internally developed software as of December 31 is as follows (in thousands):

	2003	2002
Purchased software	$ 8,698	$ 7,349
Internally developed software	3,013	2,471
Less accumulated amortization	(8.788)	(7,272)
Net software	$ 2,923	$ 2,548

INCOME TAXES – Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable. Changes in tax rates are reflected in the tax provision as they occur.

COMPREHENSIVE INCOME – Comprehensive income includes any changes in the equity of an enterprise from transactions and other events and circumstances from nonowner sources. Our two components of comprehensive income are foreign currency translation adjustment and unrealized gains and losses from investments. They are presented on our consolidated statements of stockholders' investment.

ACCOUNTING FOR STOCK-BASED COMPENSATION – We follow the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, which encourages, but does not require, a fair value based method of accounting for employee stock options or similar equity instruments. As permitted under SFAS No. 123, we have continued to account for employee stock options using the intrinsic value method outlined in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, we have not recognized any compensation expense for our stock options. Had compensation expense for our stock-based compensation plans been determined based on the fair value at the grant dates, consistent with the method of SFAS No. 123, our net income and net income per share would have been as follows (in thousands, except per share amounts):

		2003	2002	2001
Net income	As reported	$ 114,123	$ 96,325	$ 83,992
	Adjusted	107,369	89,798	81,002
Basic income per share	As reported	$ 1.35	$ 1.14	$ 1.00
	Adjusted	1.27	1.07	.96
Diluted income per share	As reported	$ 1.33	$ 1.12	$ .98
	Adjusted	1.25	1.05	.94

The adjusted effects to net income presented reflect compensation costs for all outstanding options. The compensation cost is being reflected over the options' vesting period of five years. Also included is the compensation cost associated with the Employee Stock Purchase Plan.

The fair value per option was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2003 Grants	2002 Grants	2001 Grants
Risk-free interest rate	2.85-3.5 %	3.8-4.7 %	4.8-5.1 %
Expected dividend yield	1.0 %	1.0 %	1.0 %
Expected volatility factor	24.3-38.2 %	40.0-40.2 %	39.8-42 %
Expected option term	7 years	7 years	7 years
Fair value per option	$ 9.72-11.73	$ 11.42-13.18	$ 13.31-14.01

RECLASSIFICATIONS - Certain reclassifications have been made to the fiscal 2002 and 2001 financial statements to conform to the presentation used in the fiscal 2003 financial statements. Our consolidated statements of operations include additional disclosures relating to the components comprising gross revenues and cost of transportation, products, and handling. The reclassifications had no effect on stockholders' investment or net income as previously reported.

2. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We continue to account for stock-based compensation in accordance with APB Opinion No. 25. We adopted the disclosure provisions of SFAS No. 148 of March 31, 2003. The adoption of this standard did not have an effect on our consolidated financial position, results of operations, or cash flows.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46) Consolidation of Variable Interest Entities, which addresses the reporting and consolidation of variable interest entities as they relate to a business enterprise. This interpretation incorporates and supercedes the guidance set forth in ARB No. 51, Consolidated Financial Statements. It requires the consolidation of variable interests into the financial statements of a business enterprise if that enterprise holds a controlling interest via other means than the traditional voting majority. FASB has amended FIN 46, now known as FIN46 Revised December 2003 (FIN46R). The requirements of FIN46R are effective for the first reporting period after March 15, 2004. We do not believe adoption of this standard will significantly affect our consolidated financial position, results of operations, or cash flows.

3. GOODWILL AND OTHER INTANGIBLE ASSETS

In June 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests in accordance with SFAS No. 142. Other intangible assets continue to be amortized over their useful lives. We adopted SFAS No. 142 effective January 1, 2002.

A summary of our intangible assets as of December 31 is as follows (in thousands):

	Unamortizable intangible assets	Amortizable intangible assets
December 31, 2002		
Gross	$ 167,730	$ 3,555
Accumulated amortization	(11,870)	(2,118)
Net	$ 155,860	$ 1,437
December 31, 2003		
Gross	$ 169,830	$ 3,445
Accumulated amortization	(11,870)	(2,477)
Net	$ 157,960	$ 968

We completed an impairment test to determine the impact of adopting SFAS No. 142 on our earnings and financial position. This impairment test did not result in any impairment losses.



Had SFAS Nos. 141 and 142 been effective January 1, 2001, net income and earnings per share would have been reported as the following amounts (in thousands, except per share data):

	2003	2002	2001
Reported net income	$ 114,123	$ 96,325	$ 83,992
Add: amortization, net of tax	–	–	3,120
Adjusted net income	$ 114,123	$ 96,325	$ 87,112
Reported basic earnings per share	$ 1.35	$ 1.14	$ 1.00
Add: amortization, net of tax	–	–	0.04
Adjusted basic earnings per share	$ 1.35	$ 1.14	$ 1.04
Reported diluted earnings per share	$ 1.33	$ 1.12	$ 0.98
Add: amortization, net of tax	–	–	0.04
Adjusted diluted earnings per share	$ 1.33	$ 1.12	$ 1.02

The change in the carrying amount of goodwill for the year ended December 31, 2003, is as follows (in thousands):

Balance December 31, 2002	$ 163,673
Goodwill associated with acquisitions	2,100
Balance December 31, 2003	$ 165,773

Amortization expense for other intangible assets was $614,000 in 2003. Estimated amortization expense for each of the five succeeding fiscal years based on the intangible assets at December 31, 2003 is as follows (in thousands):

2004	$ 567
2005	184
2006	184
2007	22
2008	8

4. LINES OF CREDIT

We have 3.05 million euros available under a line of credit at an interest rate of Euribor plus 45 basis points (2.55% at December 31, 2003). This discretionary line of credit has no expiration date. During 2003, we borrowed 23.0 million euros, or $26.4 million, all of which was repaid during the year. During 2002, we borrowed 10.6 million euros, or $10.2 million, all of which was repaid during the year. As of December 31, 2003 and 2002, the outstanding balance was zero. Our credit agreement contains certain financial covenants, but does not restrict the payment of dividends. We were in compliance with all covenants of this agreement as of December 31, 2003.

5. INCOME TAXES

C.H. Robinson Worldwide, Inc. and its 80% (or more) owned U.S. subsidiaries file a consolidated federal income tax return. We file unitary or separate state returns based on state filing requirements.

The components of the provision for income taxes consist of the following for the period ended December 31 (in thousands):

	2003	2002	2001
Tax provision:			
Federal	$ 54,217	$ 50,050	$ 35,029
State	9,461	7,463	6,471
Foreign	2,303	3,452	1,525
	65,981	60,965	43,025
Deferred provision	6,068	624	11,356
Total provision	$ 72,049	$ 61,589	$ 54,381

A reconciliation of the provision for income taxes using the statutory federal income tax rate to our effective income tax rate for the years ended December 31 is as follows:

	2003	2002	2001
Federal statutory rate	35.0 %	35.0 %	35.0 %
State income taxes,			
net of federal benefit	3.1	2.7	3.7
Foreign and other	0.6	1.3	0.6
	38.7 %	39.0 %	39.3 %

Deferred tax assets (liabilities) are comprised of the following at December 31 (in thousands):

	2003	2002
Deferred tax assets:		
Receivables	$ 7,675	$ 9,215
Accrued expenses	544	3,630
Accrued compensation	6,280	3,033
Other	120	67
Deferred tax liabilities:		
Long-lived assets	(1,962)	(1,478)
Intangible assets	(10,426)	(6,168)
Net deferred tax assets	$ 2,231	$ 8,299

6. CAPITAL STOCK AND STOCK AWARD PLANS

PREFERRED STOCK – Our Certificate of Incorporation authorizes the issuance of 20,000,000 shares of preferred stock, par value $.10 per share. There are no shares of preferred stock outstanding. The preferred stock may be issued by resolution of our Board of Directors at any time without any action of the stockholders. The Board of Directors may issue the preferred stock in one or more series and fix the designation and relative powers. These include voting powers, preferences, rights, qualifications, limitations, and restrictions of each series. The issuance of any such series may have an adverse effect on the rights of holders of common stock and may impede the completion of a merger, tender offer, or other takeover attempt.

COMMON STOCK – Our Certificate of Incorporation authorizes 130,000,000 shares of common stock, par value $.10 per share. Subject to the rights of preferred stock which may from time to time be outstanding, holders of common stock are entitled to receive dividends out of funds legally available, when and if declared by the Board of Directors, and to receive their share of the net assets of the company legally available for distribution upon liquidation or dissolution.

For each share of common stock held, stockholders are entitled to one vote on each matter to be voted on by the stockholders, including the election of directors. Holders of common stock are not entitled to cumulative voting; the holders of more than 50% of the outstanding common stock can elect all of any class of directors if they choose to do so. The stockholders do not have preemptive rights. All outstanding shares of common stock are fully paid and nonassessable.

STOCK AWARD PLANS – Our 1997 Omnibus Stock Plan allows us to grant certain stock awards, including stock options at fair market value and restricted shares, to our key employees and outside directors. A maximum of 9,000,000 shares can be granted under this plan; 2,670,849 shares were available for stock awards as of December 31, 2003.

During 2003, we awarded to certain key employees 718,750 restricted shares and 147,275 restricted units, which were granted under the 1997 Omnibus Stock Plan. These shares and units are subject to certain vesting requirements based on the performance of the company each year until December 31, 2007. The value of such stock was established by the market price on the date of grant, and was adjusted to market value at December 31, 2003, as it is a variable plan. It is recorded as deferred compensation within stockholders' investment in the accompanying financial statements and is being expensed over the estimated vesting period. At December 31, 2003, 165,312 restricted shares and 33,873 restricted units were vested.

During 2002 and 2000, we awarded to certain key employees 34,450 and 237,292 restricted shares, which were granted under the 1997 Omnibus Stock Plan. The shares are subject to certain vesting requirements. The value of such stock was established by the market price on the date of grant, and was recorded as deferred compensation within stockholders' investment in the accompanying financial statements and is being amortized ratably over the applicable restricted stock vesting period. Expense related to the restricted shares was $8,486,000 in 2003, $921,000 in 2002, and $733,000 in 2001.

The contractual lives of all options granted are 10 years. Options vest over a five year period from the date of grant, with none vesting the first year and one quarter vesting each year after that. Options issued to outside directors vest immediately.

The following schedule summarizes stock option activity in the plan:

	Shares	Stock Options Weighted Average Exercise Price
Outstanding at December 31, 2000	2,830,268	$ 14.75
Granted	819,000	28.08
Exercised	(160,395)	9.87
Terminated	(52,396)	19.47
Outstanding at December 31, 2001	3,436,477	18.03
Granted	803,050	29.20
Exercised	(283,928)	12.90
Terminated	(36,080)	27.54
Outstanding at December 31, 2002	3,919,519	20.65
Granted	921,415	29.92
Exercised	(403,022)	14.30
Terminated	(117,285)	16.90
Outstanding at December 31, 2003	4,320,627	$ 23.33
Exercisable at December 31, 2001	757,620	$ 11.97
Exercisable at December 31, 2002	1,165,467	$ 12.75
Exercisable at December 31, 2003	1,468,081	$ 16.60

Significant option groups outstanding at December 31, 2003, and related weighted-average exercise price and remaining life information follows:

Exercise Price Range	Options Outstanding	Weighted Average Exercise Prices	Weighted Average Remaining Life (years)	Options Excercisable	Weighted Average Exercise Price for Exercisable Shares
$9.00-12.59	948,502	$ 11.42	5.3	788,783	$ 11.18
$20.35	940,477	20.35	7.0	470,239	20.35
$26.61-29.64	2,373,433	28.99	9.1	183,344	28.00
$30.74-35.00	43,215	32.26	6.2	25,715	32.87
$38.67	15,000	38.67	10.0	–	–
	4,320,627	$ 23.33	7.8	1,468,081	$ 16.60

EMPLOYEE STOCK PURCHASE PLAN – Our 1997 Employee Stock Purchase Plan allows our employees to contribute up to $10,000 of their annual cash compensation to purchase company stock. Purchase price is determined using the last price on the last day of the quarter discounted by 15%. Shares are vested immediately. Employees purchased approximately 134,000, 140,000, and 148,000 shares of our common stock under this plan at an aggregate cost of $4,191,000, $4,009,000, and $3,890,000 in 2003, 2002, and 2001.

SHARE REPURCHASE PROGRAMS – In conjunction with our initial public offering in 1997, our Board of Directors authorized a stock repurchase plan that allows management to repurchase 2,000,000 common shares for reissuance upon the exercise of employee stock options and other stock plans. We purchased approximately 282,100, 433,300, and 474,000 shares of our common stock for the treasury at an aggregate cost of $9,933,000, $13,221,000, and $13,709,000 in 2003, 2002, and 2001 under this stock repurchase plan. There are no shares remaining to be repurchased under this plan.

During 1999, the Board of Directors authorized a second stock repurchase plan, allowing for the repurchase of 4,000,000 shares. We purchased 157,300 shares of our common stock for the treasury at an aggregate cost of $6,157,000 in 2003 under this stock repurchase plan. There are 3,842,700 shares remaining for repurchase under this plan.

We reissued shares totaling 518,000, 448,000, and 310,000 in 2003, 2002, and 2001 for stock award and employee benefit plans.

7. COMMITMENTS AND CONTINGENCIES

EMPLOYEE BENEFIT PLANS – We participate in a defined contribution profit-sharing and savings plan which qualifies under section 401(k) of the Internal Revenue Code and covers all eligible employees. Annual profit-sharing contributions are determined by our Board of Directors, in accordance with the provisions of the plan. We can also elect to make matching contributions to the plan at the discretion of our Board of Directors. Profit-sharing plan expense, including matching contributions, was approximately $11,506,000 in 2003, $12,293,000 in 2002, and $8,530,000 in 2001.

NONQUALIFIED DEFERRED COMPENSATION PLAN – The Robinson Companies Nonqualified Deferred Compensation Plan provides certain employees the opportunity to defer a specified percentage or dollar amount of their cash and stock compensation. Participants may elect to defer up to 100% of their cash compensation. The accumulated benefit obligation was $2,603,000 and $1,567,000 as of December 31, 2003 and 2002, respectively. We have purchased investments to fund the future liability. The investments had an aggregate market value of $2,603,000 and $1,567,000 as of December 31, 2003 and 2002, respectively, and are included in other assets in the consolidated balance sheets.

LEASE COMMITMENTS – We lease certain facilities, equipment, and automobiles under operating leases. Lease expense was $16,287,000 for 2003, $17,188,000 for 2002, and $17,468,000 for 2001. Minimum future lease commitments under noncancelable lease agreements in excess of one year as of December 31, 2003 are as follows (in thousands):

2004	$ 14,545
2005	11,148
2006	8,352
2007	6,611
2008	4,789
Thereafter	14,735
Total	$ 60,180

LITIGATION – We, a carrier hired by us, and others were named as defendants in three wrongful death lawsuits stemming from a multi-vehicle accident in 1999. We settled the first of the three cases on January 3, 2003, by contributing $4.3 million as part of a complete settlement of our liability in the first lawsuit. Our



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insurance carriers subsequently settled the remaining two lawsuits during 2003 without a contribution from us.

We filed a separate lawsuit against two of our insurance carriers, alleging wrongful conduct in the defense and settlement of the first case and demanding reimbursement of the $4.3 million contribution made by us. That lawsuit is still pending.

During 2002, we were named as a defendant in two lawsuits by a number of present and former employees. The first lawsuit alleges a hostile working environment, unequal pay, promotions, and opportunities for women, and failure to pay overtime. The second lawsuit alleges a failure to pay overtime. The plaintiffs in both lawsuits seek unspecified monetary and non-monetary damages and class action certification. We deny all allegations and are vigorously defending the suits. In addition, we have insurance coverage for some of the claims asserted in the suits. Currently, the amount of any possible loss to us cannot be estimated; however, an unfavorable result could have a material adverse effect on our consolidated financial statements.

We are not otherwise subject to any pending or threatened litigation other than routine litigation arising in the ordinary course of our business operations, none of which is expected to have a material adverse effect on our financial condition, results of operations, and cash flows.

8. SUBSEQUENT EVENTS

On January 29, 2004, we purchased an office building in Chicago, Illinois, for $9.5 million. This building will have approximately 80,000 square feet of office space.

On February 10, 2004, we acquired 100% of the outstanding shares of Camway Transportation Corporation (Camway) for $7.3 million and future consideration to be paid based on the amount of net assets determined to exist on the date of close. Camway is a third party logistics company that provides domestic truckload and intermodal transportation brokerage services. Camway is based in Toledo, Ohio.

9. SUPPLEMENTARY DATA (UNAUDITED)

Our results of operations for each of the quarters in the years ended December 31, 2003 and 2002 are summarized below (in thousands, except per share data).

	Quarters Ended			
2003	March 31	June 30	September 30	December 31
Gross revenues:				
Transportation	$ 641,544	$ 723,232	$ 720,571	$ 760,587
Sourcing	167,914	204,702	191,249	174,074
Information Services	7,286	7,272	7,518	7,696
Total gross revenues	816,744	935,206	919,338	942,357
Cost of transportation, products, and handling:				
Transportation	527,560	608,266	605,221	640,184
Sourcing	156,093	190,915	178,296	162,262
Total cost of transportation, products, and handling	683,653	799,181	783,517	802,446
Gross profits	133,091	136,025	135,821	139,911
Income from operations	43,460	46,152	46,808	47,164
Net income	$ 26,836	$ 28,951	$ 28,904	$ 29,432
Basic net income per share	$ .32	$ .34	$ .34	$ .35
Diluted net income per share	$ .31	$ .34	$ .34	$ .34
Basic weighted average shares outstanding	84,332	84,391	84,401	84,425
Dilutive effect of outstanding stock awards	1,291	1,735	1,827	1,874
Diluted weighted average shares outstanding	85,623	86,126	86,228	86,299

	Quarters Ended			
2002	March 31	June 30	September 30	December 31
Gross revenues:				
Transportation	$ 546,387	$ 633,223	$ 669,850	$ 667,751
Sourcing	187,939	202,981	195,618	164,793
Information Systems	5,705	6,516	6,777	6,933
Total gross revenues	740,031	842,720	872,245	839,477
Cost of transportation, products, and handling:				
Transportation	449,819	531,187	565,648	559,246
Sourcing	176,615	189,963	183,513	154,704
Total cost of transportation, products, and handling	626,434	721,150	749,161	713,950
Gross profits	113,597	121,570	123,084	125,527
Income from operations	33,838	40,971	42,364	39,407
Net income	$ 20,842	$ 25,206	$ 25,951	$ 24,326
Basic net income per share	$ .25	$ .30	$ .31	$ .2
Diluted net income per share	$ .24	$ .29	$ .30	$ .28
Basic weighted average shares outstanding	84,567	84,339	84,292	84,273
Dilutive effect of outstanding stock awards	1,411	1,641	1,208	1,296
Diluted weighted average shares outstanding	85,978	85,980	85,500	85,569

INDEPENDENT AUDITORS' REPORT

C.H. Robinson Worldwide, Inc. and Subsidiaries

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF C.H. ROBINSON WORLDWIDE, INC.:

We have audited the accompanying consolidated balance sheets of C.H. Robinson Worldwide, Inc. (the "Company") as of December 31, 2003 and 2002 and the related consolidated statements of operations, stockholders' investment, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated statements of operations, stockholder's investment, and cash flows of the Company for the year ended December 31, 2001, before the additional disclosures in the consolidated financial statements described in Note 1, were audited by other auditors who have ceased operations and whose report, dated February 4, 2002, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets with indefinite lives in 2002.

As discussed above, the consolidated statements of operations, stockholders' investment, and cash flows of the Company for the year ended December 31, 2001 were audited by other auditors who have ceased operations. As described in Note 3, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which as discussed in Note 3, was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 3 with respect to 2001 included (a) agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill and other intangible assets that are no longer being amortized as a result of initially applying the Statement to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings per share amounts. Also, as described in Note 1, these consolidated financial statements include additional disclosures relating to the components comprising gross revenues and cost of transportation, products, and handling. Our audit procedures with respect to 2001 as it relates to the additional disclosures described in Note 1 included (1) comparing the components of gross revenues (transportation, sourcing, and information services) and cost of transportation, products, and handling (transportation and sourcing) to the Company's underlying analysis obtained from management and (2) testing the mathematical accuracy of the underlying analysis. In our opinion, the disclosures for 2001 in Note 3 and the additional disclosures in the consolidated financial statements as described in Note 1 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.



Minneapolis, Minnesota
March 12, 2004

INDEPENDENT AUDITORS' REPORT

C.H. Robinson Worldwide, Inc. and Subsidiaries

The following report is a copy of a report previously issued by Arthur Andersen LLP. This report has not been reissued by Arthur Andersen LLP nor has Arthur Andersen LLP provided a consent to the inclusion of its report in this Annual Report.

TO C.H. ROBINSON WORLDWIDE, INC.:

We have audited the accompanying consolidated balance sheets of C.H. Robinson Worldwide, Inc. (a Delaware corporation) as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' investment and comprehensive income and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of C.H. Robinson Worldwide, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.



Minneapolis, Minnesota
February 4, 2002

REPORT OF MANAGEMENT

C.H. Robinson Worldwide, Inc. and Subsidiaries

The management of C.H. Robinson Worldwide, Inc., is responsible for the integrity and objectivity of the consolidated financial statements and other financial information contained in this annual report. The consolidated financial statements and related information were prepared in accordance with accounting principles generally accepted in the United States of America and include some amounts that are based on management's best estimates and judgments.

To meet its responsibility, management depends on its accounting systems and related internal accounting controls. These systems are designed to provide reasonable assurance, at an appropriate cost, that financial records are reliable for use in preparing financial statements and that assets are safeguarded. Qualified personnel throughout the organization maintain and monitor these internal accounting controls on an ongoing basis.

The Audit Committee of the Board of Directors, composed entirely of directors who are not employees of the Company, meets periodically and privately with the Company's independent auditors, as well as management, to review accounting, auditing, internal control, financial reporting, and other matters.



John P. Wiehoff
President and Chief Executive Officer



Chad M. Lindbloom
Vice President and Chief Financial Officer



CHANGE IN INDEPENDENT AUDITORS

C.H. Robinson Worldwide, Inc. and Subsidiaries

On June 18, 2002, C.H. Robinson Worldwide, Inc. dismissed Arthur Andersen LLP as our independent auditors and engaged Deloitte & Touche LLP to serve as our independent auditors for fiscal 2002. The decision to change independent auditors was recommended by the Audit Committee and approved by our Board of Directors.

Arthur Andersen's reports on the Company's consolidated financial statements for each of the fiscal years ended 2001, 2000, and 1999 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended 2001, 2000, and 1999 and through June 18, 2002, there were no disagreements with Arthur Andersen on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure which, if not resolved to Arthur Andersen's satisfaction, would have caused them to make reference to the subject matter in connection with their report on our consolidated financial statements for such years; and there were no reportable events as defined in Item 304 (a)(1)(v) of Regulation S-K.

We provided Arthur Andersen with a copy of the foregoing disclosures. Attached to our Annual Report on Form 10-K for the year ended December 31, 2002, as exhibit 16.1, is a copy of Arthur Andersen's letter, dated June 18, 2002, stating its agreement with such statements.

During the fiscal years ended 2001 and 2000 and through the date of our decision, we did not consult Deloitte & Touche LLP with respect to the application of accounting principles to a specified transaction either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, or any other matters or reportable events as set forth in Items 304 (a)(2)(i) and (ii) of Regulation S-K.



Chad M. Lindbloom
Vice President and Chief Financial Officer

CORPORATE AND SHAREHOLDER INFORMATION

C.H. Robinson Worldwide, Inc. and Subsidiaries

BOARD OF DIRECTORS

D.R. Verdoorn, 65
Chairman of the Board
C.H. Robinson Worldwide, Inc.
Director since 1975.

Barry W. Butzow, 57
Retired
C.H. Robinson Worldwide, Inc.
Director since 1986.

Robert Ezrilov, 58
Independent Consultant
Director since 1995.

Wayne M. Fortun, 55
President and
Chief Executive Officer
Hutchinson Technology, Inc.
Director since 2001.

Gerald A. Schwalbach, 59
Chairman of the Board
Two S Properties, Inc.
and Spensa Development Group, LLC
Director since 1997.

Brian P. Short, 53
Chief Executive Officer
Leamington Co.
Director since 2002.

Michael W. Wickham, 57
Retired Chairman of the Board
Roadway Corporation
Director since 2004.

John P. Wiehoff, 42
President and
Chief Executive Officer
C.H. Robinson Worldwide, Inc.
Director since 2001.

CORPORATE OFFICERS

John P. Wiehoff, 42
President and Chief Executive Officer

James E. Butts, 48
Vice President

Molly M. DuBois, 33
Director of Branch Operations

Linda U. Feuss, 47
Vice President, General Counsel,
and Secretary

Laura Gillund, 43
Vice President, Human Resources

James V. Larsen, 50
Vice President

James P. Lemke, 37
Vice President, Produce

Chad M. Lindbloom, 39
Vice President and
Chief Financial Officer

Thomas K. Mahlke, 32
Corporate Controller

Timothy P. Manning, 39
Vice President

Joseph J. Mulvehill, 50
Vice President, International

Christopher J. O'Brien, 36
Vice President

Paul A. Radunz, 47
Vice President and
Chief Information Officer

Michael T. Rempe, 50
Vice President, Produce

Troy A. Renner, 39
Treasurer and Assistant Secretary

Scott A. Satterlee, 35
Vice President

Mark A. Walker, 46
Vice President

Steven M. Weiby, 37
Vice President

TRADING OF COMMON STOCK

The common stock of C.H. Robinson Worldwide, Inc. trades on the NASDAQ National Market under the symbol CHRW.

2003	High	Low
Fourth Quarter	$ 43.00	$ 36.72
Third Quarter	41.00	34.51
Second Quarter	38.76	32.01
First Quarter	34.49	27.00

2002	High	Low
Fourth Quarter	$ 32.86	$ 25.84
Third Quarter	33.63	25.83
Second Quarter	35.40	31.14
First Quarter	33.83	27.90

COMMON STOCK 2004 DIVIDEND DATES

Expected Record:	Expected Payment:
March 15	April 1
June 4	July 1
September 3	October 1
December 3	January 3, 2005

INVESTOR RELATIONS CONTACT

Angela K. Freeman
Director of Investor Relations
952-937-7847
angie.freeman@chrobinson.com

ANNUAL MEETING

The annual meeting of stockholders is scheduled for May 20, 2004.

SEC FILINGS

Copies of the Annual Report on Form 10-K, filed with the Securities and Exchange Commission, are available to stockholders without charge on request from C.H. Robinson Worldwide, Inc., 8100 Mitchell Road, Eden Prairie, Minnesota 55344-2248, attention Angela K. Freeman, and also available on our Web site www.chrobinson.com.

INDEPENDENT AUDITORS

Deloitte & Touche LLP
Minneapolis, Minnesota

LEGAL COUNSEL

Dorsey & Whitney LLP
Minneapolis, Minnesota

TRANSFER AGENT & REGISTRAR

Wells Fargo Bank Minnesota, N.A.
South St. Paul, Minnesota
800-468-9716

PHOTO ACKNOWLEDGEMENTS

Cover: Brian Golding
Page 4: Brooke Pearson, Gregg McClure, Ericka Elion, Jason Meklir, Kelly Butterfield, Philip Wierzbinski, E.R. Williams
Page 6: Holly Asher, Thomas Lacina, Brent Bohnsack
Page 8: Alex Donaldson
Page 10: Cynthia So, Ben Yu, Lisa Ma, Lewis Lee, Phoebe Wong, Mandy Kwok, Mike Lam
Page 12: Aaron Leckow, Adam Grimm
Page 14: Jeff Heil

PHOTO CREDITS

Thomas Strand / www.thomasstrand.com - cover, pages 4, 6, 8, 12, 14
Paul Hu / www.assignmentasia.com - page 10


C.H. ROBINSON
WORLDWIDE, INC.

8100 Mitchell Road Eden Prairie, MN 55344 952-937-8500 www.chrobinson.com